

Mail Stop 3561

May 18, 2018

Kevin S. Wampler
Chief Financial Officer
Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, Virginia 23320

> **Re:** **Dollar Tree, Inc.**
> **Form 10-K for the Fiscal Year Ended February 3, 2018**
> **Filed March 16, 2018**
> **File No. 0-25464**

Dear Mr. Wampler:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

1. Please expand your discussions of sales for each year to quantify in dollars the increase in sales from new stores and the increase in comparable store net sales. Please also expand your discussions of gross profit, selling, general and administrative expenses and operating income, to quantify the impact that each material variable or factor had on your results of operations. For example, you disclose that:

   - the increase in gross profit in 2017 as compared to 2016 was primarily the result of lower merchandise costs as a percentage of sales resulting from improved mark-on and fewer markdowns in 2017, but do not quantify the impact of these factors had on gross profit;

- the increase in selling, general and administrative expenses as a percentage of sales in 2017 is due to the leverage from the 53rd week and the net of lower depreciation costs and store operating costs and higher advertising and payroll costs, but do not quantify the increase or decrease in such costs; and

- the increase in gross profit attributable to the additional weeks of operations of Family Dollar was partially offset by the loss of gross profit from the stores divested on November 1, 2015, but do not quantify the impact of the divestitures.

Please refer to Item 303 of Regulation S-K and SEC Release No. 34-48960 for further guidance.

Item 8. Financial Statements and Supplementary Data

Notes to Financial Consolidated Statements

Note 6 – Long-Term Debt, page 67

2. We note you are permitted to pay dividends and make other restricted payments regardless of the dollar amount so long as, after giving effect to thereto, the Company would have a consolidated net leverage ratio no greater than 3.50 to 1.00. As a result, it appears this covenant has the effect of restricting a portion of your retained earnings. Please refer to Rule 4-08(e)(1) of Regulation S-X and tell us your consideration of disclosing the amount of retained earnings or net income restricted or free of restriction.

Note 10 – Segment Reporting, page 77

3. Please disclose revenues from external customers for each product and service or each group of similar products and services as required by ASC 280-10-50-40 unless it is impracticable to do so. If the information is impracticable to disclose, please disclose that fact.

4. Please disclose expenditures for additions to long-lived assets as required by ASC 280-10-50-25b.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products